Exhibit 6.13

FIRST AMENDMENT TO LEASE

(5910 Pacific Center)

THIS FIRST AMENDMENT TO LEASE (this "Amendment") is made and entered into as of July 14, 2019, by and between G&I VIII SORRENTO LP, a Delaware limited partnership ("Landlord") and EMERALD HEALTH PHARMACEUTICALS INC., a Delaware corporation ("Tenant").

R E C I T A L S:

A. Landlord and Tenant entered into that certain Office Lease dated as of April 19, 2018 (the "Lease") whereby Landlord leased to Tenant and Tenant leased from Landlord certain office space located in that certain building located and addressed at 5910 Pacific Center Boulevard, San Diego, California 92121 (the "Building").

B. By this Amendment, Landlord and Tenant desire to expand the Premises, to extend the Term, and to otherwise modify the Lease as provided herein.

C. Unless otherwise defined herein, capitalized terms as used herein shall have the same meanings as given thereto in the Lease.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

A G R E E M E N T:

1. The Existing Premises. Landlord and Tenant hereby agree that pursuant to the Lease, Landlord currently leases to Tenant and Tenant currently leases from Landlord that certain office space consisting of approximately 3,795 rentable square feet located on the third (3rd) floor of the Building and known as Suite 300 (the "Existing Premises"), as outlined on Exhibit "A" to the Lease.

2. The Expansion Space. That certain space consisting of approximately 4,981 rentable square feet located on the third (3rd) floor of the Building and known as Suite 320, as outlined on the floor plan attached hereto as Exhibit "A" and made a part hereof, may be referred to herein as the "Expansion Space." Effective as of August 15, 2019 ("Expansion Commencement Date"), Tenant shall lease from Landlord and Landlord shall lease to Tenant the Expansion Space. Accordingly, effective upon the Expansion Commencement Date, the Existing Premises shall be increased to include the Expansion Space. Landlord and Tenant hereby agree that such addition of the Expansion Space to the Existing Premises shall, effective as of the Expansion Commencement Date, increase the number of rentable square feet leased by Tenant in the Building to a total of 8,776 rentable square feet. Effective as of the Expansion Commencement Date, all references to the "Premises" shall mean and refer to the Existing Premises as expanded by the Expansion Space.

3. The Extended Term. The Expiration Date is hereby extended such that the Lease shall expire on August 31, 2022 ("New Expiration Date"). The period from May 1, 2020 through the New Expiration Date specified above, shall be referred to herein as the "Extended Term." Tenant shall not have any right to extend the Lease beyond the Extended Term.

4. Base Rent – Expansion Space. Commencing as of the Expansion Commencement Date, Tenant shall pay Base Rent for the Expansion Space as provided in this Section 4; provided that the Base Rent for the Expansion Space for the first full month of the Extended Term shall be paid at the time of Tenant's execution of this Amendment.

Period	Monthly Installment of Base Rent	Monthly Rental Rate per Rentable Square Foot*
August 15, 2019 - August 31, 2020	$11,705.35	$2.35
September 1, 2020 - August 31, 2021	$12,054.02	$2.42
September 1, 2021 - August 31, 2022	$12,402.69	$2.49

*	In addition to Base Rent, Tenant will pay for electricity supplied to the Expansion Space on a net basis, as more fully described in Section 6.1.2 of the Lease.

5. Base Rent – Existing Premises. During the Extended Term, Tenant shall pay Base Rent for the Existing Premises as follows:

Month of the Extended Term**	Monthly Installment of Base Rent	Monthly Rental Rate per Rentable Square Foot*
May 1, 2020 - August 31, 2020	$8,918.25	$2.35
September 1, 2020 - August 31, 2021	$9,183.90	$2.42
September 1, 2021 - August 31, 2022	$9,449.55	$2.49

*	In addition to Base Rent, Tenant will continue to pay for electricity supplied to the Existing Premises on a net basis, as more fully described in Section 6.1.2 of the Lease.

**	During the period from the Expansion Commencement Date through April 30, 2020, Tenant shall continue to pay Base Rent for the Existing Premises in accordance with the terms and conditions of the Lease. Although monthly Base Rent for the Existing Premises shall be calculated separately from the Base Rent for the Expansion Space, Base Rent for the entire Premises shall be a single, non-severable obligation.

6. Condition of the Expansion Space. Tenant hereby agrees to accept the Existing Premises and the Expansion Space in their "as-is" condition and Tenant hereby acknowledges that Landlord shall not be obligated to provide or pay for any improvement work or services related to the improvement of the Existing Premises or the Expansion Space. Notwithstanding the foregoing, Landlord shall deliver the Expansion Space to Tenant with the HVAC, electrical and plumbing systems in good working order. If, upon Landlord's delivery of the Expansion Space to Tenant, such systems are not in good working order and Tenant notifies Landlord within thirty (30) days of Landlord's delivery of the Expansion Space that such systems are not in good working order, Landlord shall, at Landlord's sole cost and expense and as Tenant's sole remedy therefor, put such systems in good working order. Tenant’s failure to notify Landlord that any system was not in good working order in accordance with the foregoing will be deemed Tenant’s acknowledgment that such systems were in good working order upon delivery. Tenant also acknowledges that Landlord has made no representation or warranty regarding the condition of the Existing Premises or the Expansion Space.

7. Early Access. Provided that (i) this Amendment has been fully executed and delivered, (ii) Tenant has paid the increased Security Deposit and first month's rent for the Expansion Space and (iii) Tenant has delivered a certificate of insurance for the Expansion Space evidencing the coverages required by the Lease, Landlord shall allow Tenant access to the Premises beginning on August 1, 2019 for the purpose of Tenant installing furniture and equipment (including telephones and computers) in the Expansion Space. Prior to Tenant's entry into the Expansion Space as permitted by the terms of this Section 7, Tenant shall submit certificates of insurance reasonably acceptable to Landlord and shall submit a schedule to Landlord, for their approval, which schedule shall detail the timing and purpose of Tenant's entry. Tenant shall hold Landlord harmless from and indemnify, protect and defend Landlord against any loss or damage to the Expansion Space or the Building and against injury to any persons caused by Tenant's actions pursuant to this Section 7.

8. Parking. Effective as of the Expansion Commencement Date and continuing throughout the Extended Term, Tenant shall rent from Landlord an additional sixteen (16) unreserved parking passes for use in the Parking Facilities. Tenant shall not be charged for such additional parking passes during the Extended Term. Tenant's rental and use of such additional unreserved parking passes shall be in accordance with, and subject to, all provisions of Article 28 of the Lease.

9. Identification and Building Directory Signage. Tenant shall be entitled, at Landlord's sole cost and expense, to (a) Building-standard identification signage outside of the Expansion Space on the floor on which the Expansion Space is located, and (b) to one (1) additional line on the Building directory to display Tenant's name and location in the Building. The location, quality, design, style, and size of such signage shall be consistent with the Landlord's Building standard signage program and will be subject to Landlord's approval, in its sole discretion. All signage will be subject to receipt of any and all required governmental permits and approvals, and shall be subject to any covenants, conditions and restrictions affecting the Real Property. Any change in Tenant's signage shall be at Tenant's sole cost and expense.

10. Security Deposit. Tenant has previously deposited with Landlord $16,698.00 as a Security Deposit under the Lease. Concurrently with Tenant's execution of this Amendment, Tenant shall deposit with Landlord an additional $24,805.38, for a total Security Deposit under the Lease, as amended herein, of $41,503.38. Landlord shall continue to hold the Security Deposit as increased herein in accordance with the terms and conditions of Article 21 of the Lease.

11. Brokers. Each party represents and warrants to the other that no broker, agent or finder negotiated or was instrumental in negotiating or consummating this Amendment other than Cushman & Wakefield, representing the Landlord and Hughes Marino, representing the Tenant. Each party further agrees to defend, indemnify and hold harmless the other party from and against any claim for commission or finder's fee by any other person or entity who claims or alleges that they were retained or engaged by the first party or at the request of such party in connection with this Amendment.

12. Tenant Representations. Each person executing this Amendment on behalf of Tenant represents and warrants to Landlord that: (a) Tenant is properly formed and validly existing under the laws of the state in which Tenant is formed and Tenant is authorized to transact business in the state in which the Building is located; (b) Tenant has full right and authority to enter into this Amendment and to perform all of Tenant's obligations hereunder; and (c) each person (and both persons if more than one signs) signing this Amendment on behalf of Tenant is duly and validly authorized to do so.

13. Defaults. Tenant hereby represents and warrants to Landlord that, as of the date of this Amendment, Tenant is in full compliance with all terms, covenants and conditions of the Lease and that there are no breaches or defaults under the Lease by Landlord or Tenant, and that Tenant knows of no events or circumstances which, given the passage of time, would constitute a default under the Lease by either Landlord or Tenant.

14. California Certified Access Specialist Inspection. Pursuant to California Civil Code §1938, Landlord hereby states that the Premises have not undergone inspection by a Certified Access Specialist (CASp) (defined in California Civil Code §55.52(a)(3)). Pursuant to Section 1938 of the California Civil Code, Landlord hereby provides the following notification to Tenant: "A Certified Access Specialist (CASp) can inspect the subject premises and determine whether the subject premises comply with all of the applicable construction-related accessibility standards under state law. Although state law does not require a CASp inspection of the subject premises, the commercial property owner or lessor may not prohibit the lessee or tenant from obtaining a CASp inspection of the subject premises for the occupancy or potential occupancy of the lessee or tenant, if requested by the lessee or tenant. The parties shall mutually agree on the arrangements for the time and manner of the CASp inspection, the payment of the fee for the CASp inspection, and the cost of making any repairs necessary to correct violations of construction related accessibility standards within the premises." If Tenant requests to perform a CASp inspection of the Premises, (i) Tenant shall, at its cost, retain a CASp approved by Landlord (provided that Landlord may designate the CASp, at Landlord's option) to perform the inspection of the Premises at a time agreed upon by the parties, (ii) Tenant shall provide Landlord with a copy of any report or certificate issued by the CASp (the "CASp Report"), and (iii) Tenant shall, at its cost, promptly complete any modifications necessary to correct violations of construction related accessibility standards identified in the CASp Report, which modifications will be completed as an Alteration, notwithstanding anything to the contrary in the Lease. Tenant agrees to keep the information in the CASp Report confidential except as necessary for the Tenant to complete such modifications.

15. Notice. From and after the date of this Amendment, Landlord's notice address shall be as follows:

G&I VIII SORRENTO LP

c/o CAMI, Inc.

10089 Willow Creek Road, Suite 230

San Diego, California 92131

Attention: Ron Lack

With a copy to:

DRA Advisors

201 California Street
Suite 470

San Francisco, CA 94111

Attn: Martin Coyne

Telephone: (415) 633-0013

16. No Further Modification. Except as set forth in this Amendment, all of the terms and provisions of the Lease shall apply with respect to the Expansion Space and shall remain unmodified and in full force and effect during the Extended Term. Effective as of the Expansion Commencement Date, all references to the "Lease" shall refer to the Lease as amended by this Amendment.

17. Counterparts and Electronic Signatures. This Amendment may be executed in counterparts, each of which shall be deemed an original, but such counterparts, when taken together, shall constitute one agreement. This Amendment may be executed by a party's signature transmitted by electronic means, and copies of this Amendment executed and delivered by means of electronic signatures shall have the same force and effect as copies hereof executed and delivered with original signatures. All parties hereto may rely upon electronic signatures as if such signatures were originals. Any party executing and delivering this Amendment electronically shall promptly thereafter deliver a counterpart signature page of this Amendment containing said party's original signature (provided such original signature will not be a condition to the effectiveness of this Amendment). All parties hereto agree that an electronic signature page may be introduced into evidence in any proceeding arising out of or related to this Amendment as if it were an original signature page.

[Signatures are on the following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the day and year first above written.

"LANDLORD"	G&I VIII SORRENTO LP,
a Delaware limited partnership

	By:	/s/ Valla Brown
	Print Name:	Valla Brown
	Title:	Vice President

"TENANT"	EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

	By:	/s/ Lisa Sanford
	Print Name:	Lisa Sanford
	Title:	Chief Financial Officer

By:
Print Name:
Title:

EXHIBIT "A"

OUTLINE OF EXPANSION SPACE

This Exhibit "A" is provided for informational purposes only and is intended to be only an approximation of the layout of the Expansion Space and shall not be deemed to constitute any representation by Landlord as to the exact layout or configuration of the Expansion Space.

EXHIBIT "A"